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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___)(1)

                              IBS INTERACTIVE, INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   44923E 10 1
                                 (CUSIP Number)


                                  May 20, 1998
             (Date of Event Which Requires Filing of this Statement)


             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          |_| Rule 13d-1(b)

                          |_| Rule 13d-1(c)

                          |X| Rule 13d-1(d)




           (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------------------         --------------------------------------
CUSIP No. 44923E 10 1               13G             PAGE 2 OF 5 PAGES
---------------------------------         --------------------------------------


--------- ----------------------------------------------------------------------
 1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Nicholas R. Loglisci, Jr.
--------- ----------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
                   5.      SOLE VOTING POWER
   NUMBER OF
                           374,435
    SHARES        --------------------------------------------------------------
                   6.      SHARED VOTING POWER
 BENEFICIALLY
                           0
   OWNED BY       --------------------------------------------------------------
                   7.      SOLE DISPOSITIVE POWER
    EACH
                           374,435
  REPORTING       --------------------------------------------------------------
                   8.      SHARED DISPOSITIVE POWER
 PERSON WITH
                           0
--------- ----------------------------------------------------------------------
 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          374,435
--------- ----------------------------------------------------------------------
 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                                  |_|

--------- ----------------------------------------------------------------------
 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.9%
--------- ----------------------------------------------------------------------
 12.      TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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---------------------------------         --------------------------------------
CUSIP No. 44923E 10 1               13G             PAGE 3 OF 5 PAGES
---------------------------------         --------------------------------------


ITEM 1(a).        NAME OF ISSUER.

                  IBS Interactive, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  2 Ridgedale Avenue
                  Suite 350
                  Cedar Knolls, New Jersey  07927

ITEM 2(a).        NAME OF PERSON FILING.

                  Nicholas R. Loglisci, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  Mr. Loglisci's business address is:

                  2 Ridgedale Avenue
                  Suite 350
                  Cedar Knolls, New Jersey  07927

ITEM 2(c).        CITIZENSHIP.

                  United States of America.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e).        CUSIP NUMBER.

                  44923E 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           374,435 shares of Common Stock.

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---------------------------------         --------------------------------------
CUSIP No. 44923E 10 1               13G             PAGE 4 OF 5 PAGES
---------------------------------         --------------------------------------


                  (b)      Percent of Class:

                           10.9% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1998).

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)      Sole Power to Vote or to Direct the Vote:

                                    374,435

                           (ii)     Shared Power to Vote or to Direct the Vote:

                                    0

                           (iii) Sole Power to Dispose or to Direct the Disposition of:

                                    374,435

                           (iv) Shared Power to Dispose or to Direct the Disposition of:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATIONS.

                  Not Applicable.


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---------------------------------         --------------------------------------
CUSIP No. 44923E 10 1               13G             PAGE 5 OF 5 PAGES
---------------------------------         --------------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 10, 1999                 By:  /s/  Nicholas R. Loglisci, Jr.
                                                    Nicholas R. Loglisci, Jr.